UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

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MECHEL REPORTS SELLING ELGA COAL COMPLEX AND COMPLETING RESTRUCTURING PROCESS WITH STATE-CONTROLLED LENDER BANKS

Moscow, Russia – 22 April 2020 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports closing the deal on the sale of companies comprising Elga Coal Complex, and signing agreements with Gazprombank and VTB Bank prolonging the debt maturity of the credit lines by 10 years.

In accordance with this agreement, Mechel has sold its 51-percent of the shares of Elgaugol OOO, Elga-Doroga OOO and Mechel Trans Vostok OOO to A-Property OOO. The consideration amounted to 89 billion rubles, including the control premium. The buyer also fully settled Mechel’s liabilities to the state development corporation VEB.RF, totaling 107 million US dollars.

At the same time, Mechel signed debt restructuring agreements with Gazprombank and VTB Bank, with proceeds from the sale of the 51-percent share in Elga Coal Complex used to repay the debt to the two banks in proportion to their share in Mechel Group’s debt leverage. As such, 57.4% of the transaction amount will be used for early debt repayment to VTB Bank and 42.6% for repayment to Gazprombank. As a result of this and the waiver of the option to buy Gazprombank’s 49-percent share in Elga, the company’s overall debt leverage will go down by approximately 145 billion rubles.

The loans’ debt maturity is extended by seven years to March 2027 with the option of an additional three-year extension. Other essential terms, including interest rates and loan collateral, remain unchanged. The overall restructured debt to Gazprombank and VTB Bank will total 237 billion rubles after Mechel repay part of its debt with proceeds received from selling Elga.

“With the current economic situation and our debt leverage in mind, we made a difficult but well-considered and informed decision to sell Elga Coal Complex. The funds we receive with this deal will be used to repay part of our loan obligations to VTB Bank and Gazprombank. Reduced debt leverage will help us implement our investment program aimed at increasing coal mining and processing at our Kuzbass and Yakutia facilities, as well as increasing output of high-margin products in our steel division. This will enable us to retain financial and social stability in Mechel Group’s operations and ensure Mechel Group’s further development,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Elgaugol OOO is the developer of the Elga coal deposit in southeast Yakutia. It is one of the world’s largest deposits of high-quality coking coal with reserves estimated at 2.2 billion tonnes according to JORC. The deposit consists of major flat-lying seams up to 15 meters thick with minor overlying seams. Mining at the deposit began in 2011. Traffic along Mechel-built 321-kilometer railroad linking the deposit with the Baikal-Amur Mainline was launched in the same year. The Elga deposit is available for open-pit mining, which is much cheaper, more efficient and safer than underground mining. Elga coals are rare for the Russian coal market due to their high quality characteristics.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and

Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 22, 2020

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